Exhibit 99.1

Points International to Report First Quarter 2009 Results on Wednesday, May 6, 2009

TORONTO, May 4, 2009 – Points International - (OTCBB: PTSEF, TSX: PTS) - the world’s leading loyalty reward solutions provider and owner of the Points.com portal - today announced that it will report financial results for the first quarter 2009 on Wednesday, May 6, 2009 after the close of market.

The Company will host a corresponding conference call to discuss the results with Rob MacLean, CEO, Christopher Barnard, President and Anthony Lam, CFO of Points International on Wednesday, May 6, 2009 at 5:00 p.m. Eastern Time. To participate in the conference call, investors from the US and Canada should dial 888-846-5003 ten minutes prior to the scheduled start time. International callers should dial 480-629-9856. A telephonic replay of the conference call will also be available until 11:59 pm PT on Wednesday, May 13, 2009 by dialing 800-406-7325 and entering the passcode: 4066040#. Points International will also offer a live and archived webcast, accessible from the “Investor Relations” section of the company’s Web site at http://phx.corporate-ir.net/phoenix.zhtml?c=132211&p=irol-irhome.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site which was recently named one of the 30 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage(R) program, Aeroplan(R), AsiaMiles(TM), British Airways Executive Club, Wyndham Rewards(R), Delta SkyMiles(R) and InterContinental Hotels Group's Priority Club(R) Rewards. Redemption partners include Amazon.com(R) and Starbucks. For more information, visit http://www.points.com.

Consumer Website: http://www.points.com
Corporate Website: http://www.pointsinternational.com

CONTACT:
Anthony Lam, CA, CFO	Alex Wellins or Brinlea Johnson
Points International Ltd.	The Blueshirt Group
(416) 596-6382	(415) 217-7722
anthony.lam@points.com	alex@blueshirtgroup.com
brinlea@blueshirt.com